2024 REPORT

Cinapse (YC W22)


1st AD
1st AD
Key 2nd
DGA Trainee
2nd 2nd
UPM
Cinapse

LETTER

Dear investors,

Dear Cinapse Investors: **This past year was a game-changer**. We officially launched Cinapse 1.0, moving from the scrappy underdog to an undeniable industry force. In 2024, over 120 productions (indies, studio features and TV series, commercials, music videos) used Cinapse to build their schedules. We're now on at least one production at every major studio. And our biggest competitor? They've started copying us. That's when you know you're onto something. **Scaling this fast hasn't been easy**. We've had to upgrade our infrastructure, tackle tech debt, and move fast to keep up with demand. But what drives us forward is the filmmakers who rely on Cinapse. ADs, UPMs, and producers are making the switch because they need a tool that actually works for them. And they're not just using it, they're investing in it. **To those of you who were customers**

first and are now investors, thank you. **Your support means everything. Now, 2025 is about capitalizing on this momentum.** Cinapse 2.0 launches in Q2 with project-based billing, a fresh look, and more firepower than ever. We're doubling down on Europe, strengthening our foothold in Hollywood, and taking even more market share from the 38-year-old Movie Magic monopoly. **But here's the reality: we need help.** Cinapse is still an incredibly lean team. It's just myself and one engineer working full-time, and I haven't taken a paycheck since 2023. To make Cinapse sustainable and accelerate growth, we need to significantly increase revenue and secure additional capital. The traction is there. The demand is there. **We're already on 20% of productions in California.** Now, it's about having the resources to keep going. **If you can help, through introductions, partnerships, or further investment, let's talk.** Filmmakers need this, and with your support, Cinapse will become the new industry standard. It's just a matter of time and resources.

We need your help!

How You Can Help Cinapse Right Now: **1) Invest Again! 2) Press & Media** – Intros to Hollywood Reporter, Deadline, Variety, and other industry outlets boost our legitimacy. **3) MovieLabs Sponsorship** – $5,000 covers our membership in this key industry group. Let's talk if you'd like to sponsor! **4) Studio & Production Intros** – Connections to studio execs, ADs, producers, and UPMs are invaluable. **5) Referrals & Awareness** – Spread the word, share on social, and recommend us to industry pros.

Sincerely,

Herman Phillips
_____
Co-Founder & CEO

How did we do this year?



REPORT CARD

A-

☺ The Good

Ended the year with an average 34% MoM growth rate, with Team Subscriptions comprising 25% of 2024 revenue.

Powered 100+ films, TV shows, commercials, music videos, and short films across every major studio.

Our top competitor is now copying our ideas. A very flattering sign of our impact!

☹ The Bad

Scaling challenges in customer support & onboarding.

Fixing technical issues took longer than expected, impacting speed of improvements.

Enterprise adoption slower than expected, therefore less revenue than expected.

2024 At a Glance

2024 At a Glance

January 1 to December 31



$27,676 **+15X**
Revenue



-$280,875
Net Loss



$10,610 **+262%**
Short Term Debt



$209,500
Raised in 2024



$44,173
Cash on Hand
As of 03/13/25

INCOME   BALANCE   NARRATIVE

🟢 Revenues   🔴 Profit



$1,700

$27,676

-$280,875



-$596,535

2023   2024

Net Margin: -1,015%   Gross Margin: 0%   Return on Assets: -344%   Earnings per Share: $0.00

Revenue per Employee: $13,838   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 17%

📄 Supernova_Media_Technologies_2023_and_2024_Compiled_Financials.pdf

We ❤ Our 118 Investors

Thank You For Believing In Us

Pramod Rustagi	Max Dufour	Mitchell Roe	George Simons	Ricky Tyree	Hugo BN
Ben Paul	Evan L	Robert Dietrich	Nick Zhang	Deen A	Sam Axtell
Ross Walton Hathaway	Brian Andrews	Joshua A Friedman	Eric Gonzalez	Robert Shields	Alec Niven
Noah Posner	Davide Sacchetti	Darren Fong	Farzad Besharatian	Ben Patrick	Laith Sabunchi
Max LeMoine	John Tagamolila	Ali Javid	Jared Rider	Graham Geraghty	Katherine Landsberg
Stephanie Gerding	Cody Gallo	Jim Kleverweis	Shawn Pip Pipkin	Mba- Akuribila	Ilies Halbouz
Luke Henry	Isaac Parkinson	Moonshot DisruptX	Anthony Cabral (Ace...	Laura Noxon	Luke Maxcy
Nick Florez	Charles Furst	Shanelle Doughlin	Gaurav Tulsyan	Franco Parente	Aurélien LESAGE
Peter Jorgenson	Daniel Portnoy	Jeff Goodell	Billy Greenfield	Valerie Johnson	Joanne Gerein
Robin Bronner	Marek Vozár	Kevin Jones	Inti CARBONI	Jonathan Irwin	Peter R Deal
Emily Hogan	Steven Tapia-Macias	Robert Weisblatt	Sergio Ercolessi	Robert Pasinger	Ian Van Der Werff
Jon Hook	Chalis Romero	Jeff Francis	Andrew Kilby	Cailey Cammarata	Caroline Hanson
James Chestnut	Heather Wagner	Stewart Young	Simone Rosso	Scott Claydon	Davis Bare
Amanda Campbell	Sally Brunski	Courtney Buras	Karim Ibrahim	Erik Hansen	Matthew Morgenthaler
Narbeh Nazarian	Deepanshu Pal	Nicola Lopes Da Cruz	Luke DeBoer	Susan Iskiwitch	Louis Lewarne
Jesse Palmer	Jonathan Hendrickson	Damien BOYE	Siyu Karneboge	Gilbert Angeles	

Thank You!

From the Cinapse (YC W22) Team



Herman Phillips

Co-Founder & CEO

Filmmaker & Entrepreneur. Former AD Dept @ HBO Silicon Valley, Euphoria, Insecure, Forbes 30 Under 30



Roger W Tran

Co-Founder & COO

Product designer, early-stage startup product development consultant, Stanford, Harvard



Heather Wagner

Co-Founder & Senior Product Advisor

DGA 1st AD, Producer @ Lucasfilm, Mandalorian, Ahsoka, Avatar



Greg Kufera

Co-Founder

COO @ Ikhor, Princeton

Details

The Board of Directors

Director	Occupation	Joined
Herman Grady Phillips IV	CEO @ Supernova Media Technologies Inc. dba Cinapse	2024

Officers

Officer	Title	Joined
Herman Grady Phillips IV	President CEO Treasurer Secretary CFO	2020

Voting Power

Holder	Securities Held	Voting Power
Herman Grady Phillips IV	381,700,000 Class A Common Stock	51.5%
Roger W Tran	150,070,898 Class A Common Stock	20.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$1,000,000	Safe	Section 4(a)(2)
03/2022	$125,000	Safe	Section 4(a)(2)
03/2022	$375,000	Safe	Section 4(a)(2)
04/2022	$1,000,000	Safe	Section 4(a)(2)
01/2024	$5,520		Section 4(a)(2)
10/2024	$80,000	Safe	Section 4(a)(2)
11/2024	$123,980		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Gynger	01/12/2024	$5,520	$0	12.0%	01/16/2025	Yes

Related Party Transactions

Name	Herman Phillips
Amount Invested	$7,500
Transaction type	Safe
Issued	10/30/2024
Discount rate	0.0

Valuation cap	$12,000,000
Relationship	CEO and co-founder

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	748,373,102	722,292,245	Yes
Class B Common Stock	80,000,000	0	Yes

Warrants: 0
Options: 0

Form C Risks:

We handle potentially sensitive user information. A security breach of our software could have negative implications for our customers and our business overall.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The success of the entertainment industry is sometimes tied to the overall economy. An economic slow down can impact the entertainment industry, which may impact the bottom line of our business.

We operate in a competitive space. A larger player in the space could decide to develop technology similar to ours, and may be in a position of better funding to do that. While we believe that we have technology that will be difficult to replicate, there can be no guarantee of that.

We are an early stage technology company. We are not currently profitable, and expect to need to raise additional funds in order to reach profitability.

As a technology company, we are dependent on technical talent in order to run and grow our business. Attracting and retaining technical talent can be both difficult and expensive.

Description of Securities for Prior Reg CF Raise

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to

additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics,

and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Supernova Media Technologies Inc.

Delaware Corporation
Organized July 2020
2 employees
2012 Argyle Ave.

Los Angeles CA 90068 https://cinapse.io

Business Description

Refer to the Cinapse (YC W22) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cinapse (YC W22) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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